Exhibit 99.1

Pan American Silver Produced a Record 26.1 Million Silver Ounces and 161,500 Gold Ounces in 2014

(All amounts expressed in US$ unless otherwise indicated. Results are preliminary and could change based on final audited financial results)

VANCOUVER, Jan. 19, 2015 /CNW/ - Pan American Silver Corp. ("Pan American" or the "Company") (PAAS: NASDAQ; PAA: TSX) produced 6.75 million ounces of silver at its seven operating mines during the fourth quarter of 2014, posting a silver production record of 26.11 million ounces for the full year. In addition, the Company produced 43,900 ounces of gold during the fourth quarter of 2014, boosting the Company's consolidated gold production to an annual record of 161,500 ounces, an 8% increase compared to 2013.

Fourth Quarter 2014 Preliminary Unaudited Operational Highlights(1)

•        Silver production was 6.75 million ounces, slightly lower than the 6.80 million ounces produced in the fourth quarter of 2013

•        Gold production was 43,900 ounces, 5% lower than in the fourth quarter of 2013

•        Preliminary consolidated cash costs were $11.92 per payable ounce of silver, net of by-product credits

2014 Full-Year Preliminary Unaudited Operational Highlights(1)

•        Record silver production of 26.11 million ounces, a small increase from 2013

•        Record gold production of 161,500 ounces, an 8% increase from 2013

•        Preliminary consolidated cash costs were well below annual forecast at $11.46(2) per payable ounce of silver, net of by-product credits

(1)	Cash costs per payable ounce of silver produced, net of by-product credits, for both the fourth quarter and full-year 2014 are considered preliminary and could change based on final audited financial results. Cash costs per payable ounce of silver produced is a non-GAAP measure. Cash costs does not have a standardized meaning prescribed by the International Financial Reporting Standards ("IFRS") as an indicator of performance. Investors are cautioned that cash costs per ounce should not be construed as an alternative to production costs, depreciation and amortization, and royalties determined in accordance with IFRS as an indicator of performance. The Company's method of calculating cash costs may differ from the methods used by other entities and, accordingly, the Company's cash costs may not be comparable to similarly titled measures used by other entities. This measure is a non-GAAP measure and readers should refer to the information under the heading "Non-GAAP Measure – Cash Costs Per Payable Ounce of Silver Produced, Net of By Product Credits" at the end of this news release for more information and to the Alternative Performance (non-GAAP) Measures section of the Company's most recently filed MD&A for the period ending September 30, 2014, for a more detailed discussion of this measure. A reconciliation of this measure to the audited annual consolidated financial statements for the year ending December 31, 2014, will be provided in the Company's upcoming annual MD&A for the same period.
(2)	Previously reported cash costs for the Company's Peruvian operations overstated copper by-product credits. Both consolidated and Peruvian annual cash costs for 2014 and 2013 have been adjusted to correct for this overstatement. Please refer to Note 4 under the table below, which sets out Pan American's preliminary 2014 precious metals production and cash costs for more detailed information.

Commenting on the fourth quarter and full-year production results, Geoff Burns, Pan American's President and CEO said, "We finished 2014 strongly, and it is certainly gratifying to achieve new annual production records for both silver and gold, while keeping our costs well below the low end of our guidance for the year."  Burns continued, "Looking forward into 2015, we are anticipating similar consolidated silver production coupled with a modest rise in gold production, while our cash costs should remain basically flat. This production profile should position us to comfortably maintain our financial strength, even if silver prices persist at their currently depressed levels."

Pan American's preliminary 2014 precious metals production and cash costs by mine were as follows:

Mine	Preliminary 2014 Silver Production (Moz)(1)	Preliminary 2014 Gold Production (koz)(1)	Preliminary Cash Costs(2)
La Colorada	4.98	2.6	$8.14
Alamo Dorado	3.47	17.6	$12.89
Dolores	3.98	66.8	$12.94
Huaron	3.63	1.2	$11.56(4)
Morococha (92.3%)(3)	2.37	2.9	$13.22(4)
San Vicente (95%)(3)	3.95	n/a	$13.16
Manantial Espejo	3.72	70.5	$10.12
Total	26.11	161.5	$11.46(4)

(1)	Silver production is rounded to the nearest 100,000 ounces and gold production is rounded to the nearest 100 ounces.
(2)	Preliminary unaudited cash costs per payable silver ounce, net of by-product credits. Average by-product metal prices for 2014 were: Au $1,266/oz, Zn $2,164/tonne, Pb $2,096/tonne, Cu $6,862/tonne. Cash costs is a non-GAAP measure and readers should refer to the information under the heading "Non-GAAP Measure – Cash Costs Per Payable Ounce of Silver Produced, Net of By Product Credits" at the end of this news release for more information.
(3)	Pan American's ownership in the operation.
(4)	Previously reported cash costs for the Company's Peruvian operations overstated copper by-product credits. Both consolidated and Peruvian annual cash costs for 2014 and 2013 have been adjusted to correct for this overstatement. The effect of these corrections on 2014's annual cash costs was as follows: a $0.50 per ounce increase to consolidated cash costs (2013 - $0.15); a $2.87 per ounce increase to Huaron cash costs (2013 - $0.85); and, a $1.72 per ounce increase to Morococha cash costs (2013 - $0.58).

In 2014, Pan American achieved another annual silver production record at 26.11 million ounces, a 1% increase in comparison to 2013. The increase was achieved as a result of record silver production at La Colorada as throughput increased, and a 14% rise in silver production from Dolores due to higher throughput and the increased leach times provided by the larger leach pad 3. It is also worth noting that San Vicente posted near-record annual silver production due to higher throughput, despite a two-week work stoppage during the third quarter of 2014.

Pan American also achieved record gold production of 161,500 ounces in 2014, an 8% increase from 2013. Consolidated gold production rose as a result of a 16% increase in gold produced at Manantial Espejo on account of higher throughput and grades, as well as a 2% increase in gold produced at Dolores due to higher throughput. In addition, Alamo Dorado produced 17,600 ounces of gold, only 3% less than in 2013, even while processing lower grades as the mine approaches the final stages of mining operations.

Pan American's 2014 consolidated base metals production rose significantly. The Company's zinc production rose 3% from 2013 levels to 43,500 tonnes, boosted by higher throughput at La Colorada and improved productivity achieved at both Huaron and Morococha. Lead production totaled 15,000 tonnes, an 11% increase from 2013 owing to higher production at La Colorada and Morococha. Finally, copper production rose 64% to a record 9,000 tonnes due mainly to a 66% increase in copper production at Huaron and a 34% increase in copper production at Morococha. (Note: All base metals production figures have been rounded to the nearest 100 tonnes).

Pan American's consolidated cash costs for the fourth quarter of 2014 were $11.92 per ounce of silver, net of by-product credits, 21% higher than in the fourth quarter of 2013. The increase in costs resulted largely from a decrease in by-product credits due to significantly lower by-product prices. Pan American's consolidated cash costs for the full-year 2014 were $11.46 per ounce of silver, net of by-product credits, well below the Company's 2014 full year forecast of $11.70 to $12.70 per ounce.

2015 Operational Forecast

In 2015, Pan American expects to produce between 25.50 million and 26.50 million ounces of silver as Alamo Dorado's production decline is expected to be offset by production increases at the Company's other operations.

The Company's 2015 gold production is expected to rise by 2% to 8%, to between 165,000 and 175,000 ounces, mainly as a result of higher grades at Dolores.

Pan American's base metals production during 2015 is expected to be between 41,000 and 43,000 tonnes of zinc, 14,500 to 15,000 tonnes of lead and 8,000 to 8,500 tonnes of copper.

Consolidated cash costs for the full year 2015 are expected to remain at similar levels compared to 2014 at between $10.80 and $11.80 per ounce of silver, net of by-product credits.

Consolidated all-in sustaining costs per silver ounce sold ("AISCSOS") for the full year 2015 are expected to decline to between $15.50 and $16.50 per ounce as compared to the Company's 2014 forecast of between $17.00 and $18.00, due primarily to lower expected sustaining capital expenditures. The Company has adopted AISCSOS as a measure of its consolidated operating performance and its ability to generate cash from all operations collectively, and Pan American believes it reflects a comprehensive measure of the cost of operating the Company's consolidated business. However, AISCSOS (and its sub-component sustaining capital) is a non-GAAP measure and does not have a standardized meaning under IFRS as an indicator of performance and readers should refer to the Alternative Performance (Non-GAAP) Measures section of the Company's most recently filed MD&A for the period ending September 30, 2014, for more detailed description of this measure and its calculation.

The following table presents Pan American's 2015 forecast precious metals production and cash costs by mine:

Mine	2015 Silver Production (Moz)(1)	2015 Gold Production (koz)(1)	Cash Costs(2)
La Colorada	4.90 – 5.00	2.5 – 2.7	$8.50 - $9.25
Alamo Dorado	2.95 – 3.20	15.5 – 16.6	$14.00 - $14.50
Dolores	4.00 – 4.15	75.0 – 80.0	$8.50 - $10.00
Huaron	3.70 – 3.80	1.0 – 1.20	$13.00 - $13.75
Morococha (92.3%)(3)	2.30 – 2.40	2.0 – 2.5	$12.75 - $14.25
San Vicente (95%)(3)	4.00 – 4.15	n/a	$11.00 - $12.00
Manantial Espejo	3.65 – 3.80	69.0 – 72.0	$10.50 - $11.75
Total (4)	25.50 – 26.50	165.0 – 175.0	$10.80 - $11.80
(1)	Silver production rounded to the nearest 100,000 ounces and gold production rounded to the nearest 100 ounces.
(2)	Cash costs per silver ounce, net of by-product credits. By-product metal prices assumptions used for 2015 cash costs calculation: Au $1,201/oz, Zn $2,236/tonne, Pb $2,002/tonne, Cu $6,628/tonne. Cash costs is a non-GAAP measure and readers should refer to the information under the heading "Non-GAAP Measure – Cash Costs Per Payable Ounce of Silver Produced, Net of By Product Credits" at the end of this news release for more information.
(3)	Pan American's ownership in the operation.
(4)	Totals may not add up due to rounding.

2015 Capital Investments

In 2015, Pan American expects a substantial reduction in sustaining capital investments as compared to 2014, due to reduced pre-stripping at Manantial Espejo and fewer mining equipment purchases for Huaron and Morococha as the multi-year mechanization program at both Peruvian operations is largely complete. In total, the Company plans to spend between $71.0 and $84.0 million on sustaining capital at its seven operating mines, down from the estimated $100 million spent on sustaining capital in 2014.

Pan American also expects to spend between $98.0 and $109.0 million on long term development and expansion projects, the majority of which will be invested in the La Colorada expansion project. The following table details the forecast capital investments at the Company's operations and projects in 2015:

Operation	2015 Forecast Capital Investments ($Millions)
La Colorada	11.0 – 12.0
Alamo Dorado	0.0
Dolores	30.0 – 35.0
Huaron	8.0 – 10.0
Morococha	6.0 – 8.0
San Vicente	4.0 – 5.0
Manantial Espejo	12.0 – 14.0
Sustaining Capital Total	71.0 – 84.0
Project Development Total	98.0 – 109.0
2015 Total Capital	$169.0 – $193.0 Million

Steve Busby, Chief Operating Officer, commented on 2014's results and 2015's plans, "I would like to express my personal gratitude to our dedicated and extremely capable operating and project teams at Pan American, who once again managed to achieve several new Company production records during 2014, while simultaneously posting yet another outstanding annual safety performance. This reaffirms my opinion that safety and production go hand-in-hand in the mining business. Following on the successes of 2014, I am delighted that we are targeting yet another record-breaking year of silver and gold production, despite the expected production decline from our highly successful Alamo Dorado mine that is nearing the end of its mine life. Furthermore, our project teams are motivated and committed towards substantially advancing the Company's organic expansion projects during 2015, which should allow us to continue to grow Pan American's production and cash flows beyond 2015."

Technical information contained in this news release with respect to Pan American has been reviewed by Michael Steinmann, P.Geo., Executive VP Corporate Development & Geology, and Martin Wafforn, P.Eng., VP Technical Services, who are the Company's Qualified Persons for the purposes of NI 43-101.

Pan American will announce its unaudited 2014 fourth quarter and 2014 full-year consolidated results on Wednesday, February 18, 2015 after market close. A conference call and live audio webcast to discuss the results will be held on Thursday, February 19, 2015 at 1:00 pm EST (10:00 am PST). To participate in the conference, please dial toll number 1-604-638-5340.

A live audio webcast and Power Point presentation will be available live at http://services.choruscall.ca/links/pan150219.html. The call and webcast will also be available for replay for two weeks after the call by dialing 1-604-638-9010 and entering code # 6218 followed by the # sign.

About Pan American Silver

Pan American Silver's mission is to be the world's pre-eminent silver producer with a reputation for excellence in discovery, engineering, innovation and sustainable development. The Company has seven operating mines in Mexico, Peru, Argentina and Bolivia. Pan American also owns several development projects in the USA, Mexico, Peru and Argentina.

NON-GAAP MEASURE – CASH COSTS PER PAYABLE OUNCE OF SILVER PRODUCED, NET OF BY-PRODUCT CREDITS

THIS NEWS RELEASE PRESENTS INFORMATION ABOUT OUR CASH COSTS OF PRODUCTION OF A PAYABLE OUNCE OF SILVER FOR OUR OPERATING MINES. CASH COSTS PER PAYABLE OUNCE PRODUCED, NET OF BY-PRODUCT CREDITS, IS CALCULATED AS FOLLOWS:

•	EXCEPT AS OTHERWISE NOTED, CASH COSTS PER PAYABLE OUNCE PRODUCED IS CALCULATED BY DIVIDING TOTAL CASH COSTS NET OF BY-PRODUCT CREDITS BY TOTAL PAYABLE SILVER OUNCES PRODUCED AT THE RELEVANT MINE OR MINES.
•	TOTAL CASH COSTS INCLUDE MINE OPERATING COSTS SUCH AS MINING, PROCESSING, ADMINISTRATION, ROYALTIES AND OPERATING TAXES, BUT EXCLUDE AMORTIZATION, RECLAMATION COSTS, FINANCING COSTS AND CAPITAL DEVELOPMENT AND EXPLORATION. CERTAIN AMOUNTS OF STOCK-BASED COMPENSATION ARE EXCLUDED AS WELL.

CASH COST PER PAYABLE OUNCE OF SILVER PRODUCED, NET OF BY-PRODUCT CREDITS, IS INCLUDED IN THIS NEWS RELEASE BECAUSE CERTAIN INVESTORS USE THIS INFORMATION TO ASSESS OUR PERFORMANCE AND ALSO TO DETERMINE OUR ABILITY TO GENERATE CASH FLOW FOR USE IN INVESTING AND OTHER ACTIVITIES.THE INCLUSION OF CASH COSTS PER PAYABLE OUNCE PRODUCED, NET OF BY-PRODUCT CREDITS, MAY ENABLE INVESTORS TO BETTER UNDERSTAND YEAR-OVER-YEAR CHANGES IN OUR PRODUCTION COSTS, WHICH IN TURN AFFECT PROFITABILITY AND CASH FLOW. CASH COSTS PER OUNCE, NET OF BY-PRODUCT CREDITS, DOES NOT HAVE A STANDARDIZED MEANING OR A CONSISTENT BASIS OF CALCULATION PRESCRIBED BY CANADIAN ACCOUNTING STANDARDS. INVESTORS ARE CAUTIONED THAT CASH COSTS PER PAYABLE OUNCE PRODUCED, NET OF BY-PRODUCT CREDITS, SHOULD NOT BE CONSIDERED IN ISOLATION OR CONSTRUED AS A SUBSTITUTE TO COSTS DETERMINED IN ACCORDANCE WITH CANADIAN ACCOUNTING STANDARDS AS PRESCRIBED UNDER IFRS AS AN INDICATOR OF PERFORMANCE. OUR METHOD OF CALCULATING CASH COSTS PER PAYABLE OUNCE PRODUCED MAY DIFFER FROM THE METHODS USED BY OTHER ENTITIES AND, ACCORDINGLY, OUR CASH COSTS PER PAYABLE OUNCE PRODUCED MAY NOT BE COMPARABLE TO SIMILARLY TITLED MEASURED USED BY OTHER ENTITIES.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

CERTAIN OF THE STATEMENTS AND INFORMATION IN THIS NEWS RELEASE CONSTITUTE "FORWARD-LOOKING STATEMENTS" WITHIN THE MEANING OF THE UNITED STATES PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995 AND "FORWARD-LOOKING INFORMATION" WITHIN THE MEANING OF APPLICABLE CANADIAN PROVINCIAL SECURITIES LAWS. ALL STATEMENTS, OTHER THAN STATEMENTS OF HISTORICAL FACT, ARE FORWARD-LOOKING STATEMENTS OR INFORMATION. FORWARD-LOOKING STATEMENTS OR INFORMATION IN THIS NEWS RELEASE RELATE TO, AMONG OTHER THINGS: OUR FORECAST PRODUCTION OF SILVER, GOLD AND OTHER METALS IN 2015; OUR ESTIMATED CASH COSTS PER OUNCE OF SILVER IN 2014 AND FORECAST CASH COSTS PER OUNCE OF SILVER IN 2015; OUR ANTICIPATED CAPITAL INVESTMENTS FOR 2015; THE ABILITY OF THE COMPANY TO SUCCESSFULLY COMPLETE ANY CAPITAL INVESTMENT PROGRAMS AND PROJECTS AND THE IMPACTS OF ANY SUCH PROGRAMS AND PROJECTS ON THE COMPANY; AND ANY ANTICIPATED LEVEL OF FINANCIAL AND OPERATIONAL SUCCESS IN 2015.

THESE STATEMENTS REFLECT THE COMPANY'S CURRENT VIEWS WITH RESPECT TO FUTURE EVENTS AND ARE NECESSARILY BASED UPON A NUMBER OF ASSUMPTIONS THAT, WHILE CONSIDERED REASONABLE BY THE COMPANY, ARE INHERENTLY SUBJECT TO SIGNIFICANT OPERATIONAL, BUSINESS, ECONOMIC AND REGULATORY UNCERTAINTIES AND CONTINGENCIES.  THESE ASSUMPTIONS INCLUDE: TONNAGE OF ORE TO BE MINED AND PROCESSED; ORE GRADES AND RECOVERIES; PRICES FOR SILVER, GOLD AND BASE METALS; CAPITAL, DECOMMISSIONING AND RECLAMATION ESTIMATES; OUR MINERAL RESERVE AND RESOURCE ESTIMATES AND THE ASSUMPTIONS UPON WHICH THEY ARE BASED; PRICES FOR ENERGY INPUTS, LABOUR, MATERIALS, SUPPLIES AND SERVICES (INCLUDING TRANSPORTATION); NO LABOUR-RELATED DISRUPTIONS AT ANY OF OUR OPERATIONS: NO UNPLANNED DELAYS IN OR INTERRUPTIONS IN SCHEDULED PRODUCTION; ALL NECESSARY PERMITS, LICENCES AND REGULATORY APPROVALS FOR OUR OPERATIONS ARE RECEIVED IN A TIMELY MANNER; AND OUR ABILITY TO COMPLY WITH ENVIRONMENTAL, HEALTH AND SAFETY LAWS.THE FOREGOING LIST OF ASSUMPTIONS IS NOT EXHAUSTIVE.

THE COMPANY CAUTIONS THE READER THAT FORWARD-LOOKING STATEMENTS AND INFORMATION INVOLVE KNOWN AND UNKNOWN RISKS, UNCERTAINTIES AND OTHER FACTORS THAT MAY CAUSE ACTUAL RESULTS AND DEVELOPMENTS TO DIFFER MATERIALLY FROM THOSE EXPRESSED OR IMPLIED BY SUCH FORWARD-LOOKING STATEMENTS OR INFORMATION CONTAINED IN THIS NEWS RELEASE AND THE COMPANY HAS MADE ASSUMPTIONS AND ESTIMATES BASED ON OR RELATED TO MANY OF THESE FACTORS. SUCH FACTORS INCLUDE, WITHOUT LIMITATION: FLUCTUATIONS IN SILVER, GOLD AND  BASE METALS PRICES; FLUCTUATIONS IN PRICES FOR ENERGY INPUTS, LABOUR, MATERIALS, SUPPLIES AND SERVICES (INCLUDING TRANSPORTATION); FLUCTUATIONS IN CURRENCY MARKETS (SUCH AS THE CANADIAN DOLLAR, PERUVIAN SOL, MEXICAN PESO AND BOLIVIAN BOLIVIANO VERSUS THE U.S. DOLLAR); OPERATIONAL RISKS AND HAZARDS INHERENT WITH THE BUSINESS OF MINING (INCLUDING ENVIRONMENTAL ACCIDENTS AND HAZARDS, INDUSTRIAL ACCIDENTS, EQUIPMENT BREAKDOWN, UNUSUAL OR UNEXPECTED GEOLOGICAL OR STRUCTURAL FORMATIONS, CAVE-INS, FLOODING AND SEVERE WEATHER); RISKS RELATING TO THE CREDIT WORTHINESS OR FINANCIAL CONDITION OF SUPPLIERS, REFINERS AND OTHER PARTIES WITH WHOM THE COMPANY DOES BUSINESS; INADEQUATE INSURANCE, OR INABILITY TO OBTAIN INSURANCE, TO COVER THESE RISKS AND HAZARDS; EMPLOYEE RELATIONS; RELATIONSHIPS WITH, AND CLAIMS BY, LOCAL COMMUNITIES AND INDIGENOUS POPULATIONS; OUR ABILITY TO OBTAIN ALL NECESSARY PERMITS, LICENSES AND REGULATORY APPROVALS IN A TIMELY MANNER;CHANGES IN LAWS, REGULATIONS AND GOVERNMENT PRACTICES IN THE JURISDICTIONS WHERE WE OPERATE, INCLUDING ENVIRONMENTAL, EXPORT AND IMPORT LAWS AND REGULATIONS; DIMINISHING QUANTITIES OR GRADES OF MINERAL RESERVES AS PROPERTIES ARE MINED; INCREASED COMPETITION IN THE MINING INDUSTRY FOR EQUIPMENT AND QUALIFIED PERSONNEL; AND THOSE FACTORS IDENTIFIED UNDER THE CAPTION "RISKS RELATED TO PAN AMERICAN'S BUSINESS" IN THE COMPANY'S MOST RECENT FORM 40-F AND ANNUAL INFORMATION FORM FILED WITH THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION AND CANADIAN PROVINCIAL SECURITIES REGULATORY AUTHORITIES. ALTHOUGH THE COMPANY HAS ATTEMPTED TO IDENTIFY IMPORTANT FACTORS THAT COULD CAUSE ACTUAL RESULTS TO DIFFER MATERIALLY, THERE MAY BE OTHER FACTORS THAT CAUSE RESULTS NOT TO BE AS ANTICIPATED, ESTIMATED, DESCRIBED OR INTENDED. INVESTORS ARE CAUTIONED AGAINST UNDUE RELIANCE ON FORWARD-LOOKING STATEMENTS AND INFORMATION. FORWARD-LOOKING STATEMENTS AND INFORMATION ARE DESIGNED TO HELP READERS UNDERSTAND MANAGEMENT'S CURRENT VIEWS OF OUR NEAR AND LONGER TERM PROSPECTS AND MAY NOT BE APPROPRIATE FOR OTHER PURPOSES. THE COMPANY DOES NOT INTEND, NOR DOES IT ASSUME ANY OBLIGATION TO UPDATE OR REVISE FORWARD-LOOKING STATEMENTS AND INFORMATION, WHETHER AS A RESULT OF NEW INFORMATION, CHANGES IN ASSUMPTIONS, FUTURE EVENTS OR OTHERWISE, EXCEPT TO THE EXTENT REQUIRED BY APPLICABLE LAW.

SOURCE Pan American Silver Corp.

%CIK: 0000771992

For further information: Information Contact, Kettina Cordero, Manager, Investor Relations, (604) 684-1175, ir@panamericansilver.com, www.panamericansilver.com

CO: Pan American Silver Corp.

CNW 22:30e 19-JAN-15